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SCHEDULE 13G (Rule 13d-102)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Computer Motion, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
205253 10 7
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        /x/      Rule 13d-1(c)

        / /      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205253 10 7	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic, Inc. (41-0793183)

2	CHECK THE APPROPRIATE BOX IF A		(a) / /
	MEMBER OF A GROUP (SEE		(b) / /
INSTRUCTIONS) **
**Joint Filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
440,548

		6	SHARED VOTING POWER

		7	SOLE DISPOSITIVE POWER
440,548

		8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,548

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 205253 10 7	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Medtronic International, Ltd. (41-1278948)

2	CHECK THE APPROPRIATE BOX IF A		(a) / /
	MEMBER OF A GROUP (SEE		(b) / /
INSTRUCTIONS) **
**Joint Filing

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
440,548

		6	SHARED VOTING POWER

		7	SOLE DISPOSITIVE POWER
440,548

		8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
440,548

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

        The purpose of this Amendment is to substitute Medtronic International, Ltd. for Medtronic Asset Management, Inc. as a Reporting Person as a result of the merger, effective December 31, 2001, of Medtronic Asset Management, Inc. with and into Medtronic International, Ltd.

Item 1(a)	Name of Issuer:
Computer Motion, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices:
130-B Cremona Drive Goleta, California 93117
Item 2(a)	Name of Person Filing:
See Cover Pages, Item 1
Item 2(b)	Address of Principal Business Office or, if none, residence:
710 Medtronic Parkway Minneapolis, Minnesota 55432-5604
Item 2(c)	Citizenship:
See Cover Pages, Item 4
Item 2(d)	Title of Class of Securities:
Common Stock
Item 2(e)	CUSIP No.:
See Cover Pages
Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	/ /	Bank as defined in Section 3(a)(b) of the Exchange Act.
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.    /x/

Page 4 of 7 Pages

Item 4	Ownership
See Cover Pages, Items 5 through 11
Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/.
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable
Item 8	Identification and Classification of Members of the Group:
Not applicable
Item 9	Notice of Dissolution of Group:
Not applicable
Item 10	Certifications:

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 Pages

Exhibits

        Joint Filing Agreement, dated February 6, 2002, between the Reporting Persons.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2002
MEDTRONIC, INC.
	By:	/s/ CAROL E. MALKINSON Carol E. Malkinson Senior Legal Counsel and Assistant Secretary
MEDTRONIC INTERNATIONAL, LTD.
	By:	/s/ CAROL E. MALKINSON Carol E. Malkinson Assistant Secretary

Page 6 of 7 Pages

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SIGNATURE